Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated December 5, 2018, with respect to the consolidated financial statements of TrailStone NA Asset Finance I, LLC, included in Par Pacific Holdings, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2018, and incorporated by reference in this Registration Statement (Form S-3) and related Prospectus of Par Pacific Holdings, Inc. for the registration of $750,000,000 of its debt securities, common stock, preferred stock, depositary shares, warrants, subscription rights, purchase contracts, and units.

/s/ Ernst & Young LLP

February 4, 2019

San Antonio, Texas